

New Focus, New Products, New Markets
NEW ENERGY !

Investor Presentation
March 2011

Forward Looking Statements

Except for the historical information, the matters discussed in this presentation may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may differ materially based on a number of factors, including, but not limited to, uncertainties in product demand, risks related to doing business in China, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Company Overview

How many of you ever had your cell phone or laptop die when you need it most?

If this has ever happened to you, New Energy is the solution.



- New Energy has become a vertically integrated, and dedicated original design manufacturer (ODM) of lithium ion batteries and remote power for mobile devices sold in China

- Consumer markets are the core focus of New Energy and users of **Apple mobile devices** and all major brands of cell phones, laptops, digital cameras, MP3s, etc.

- Finished and unfinished batteries plus battery component manufacturing expertise keeps New Energy connected with leading mobile device manufacturers

Investment Highlights

- Prime beneficiary of increased use of portable electronic devices

- Virtually all of New Energy's products are consumed in China

- "We are not your traditional export ODM", rather a leading developer of products with in-house marketing and design

- Market for mobile power is growing 20%+ annually in China

- The direct beneficiary of increasing consumer spending in China

- Business is experiencing strong organic growth

- Ample capacity for to meet increasing sales

- Strong free cash flow and solid balance sheet with no need for additional capital near term

- Trading at only 4.81x 2010 projected Adjusted EPS of at least $1.40



Market Overview

- Lithium Ion battery power has taken the lead as the leading remote power sources for electronic consumer products

- Advantages of Lithium Ion Batteries include:
  - Quick recharge rates and high energy- to-weight ratio
  - Wide variety of shapes and sizes enables Li-Ion to be the battery of choice amongst mobile devices

- The market for Li – Ion batteries is growing at 7.2% annually since 2004
  - In 2010, the market was estimated at $6.8 B. (source: BBC Research), in China alone.
  - The Global market is estimated at $27 B



New Energy's Business Verticals

New Energy Systems Group



Consumer Division

- ODM of Anytone® and MeePower® remote charging devices

- Customers include China Unicom Retail Stores



Li- Ion Finished Battery Pack

-Assembler and sales of lithium ion battery packs

-Customers include leading Chinese cell phone manufacturer and finished battery manufactures



Li-Ion Battery Components

-Manufacturer of battery cells, battery caps and shells

- Customers include Jinke, GreeTon and Jishan

SHENZHEN KIM FAI SOLAR

Solar Powered Products

- Manufacturer of solar energy based consumer, residential and commercial goods

2010 Revenue Contribution by Segment

- ■ E'Jenie battery Shells & Caps
- ■ E'Jenie finished batteries
- ■ Anytone®
- ■ Newpower

2009 Revenue



$26.4M

2010E Revenue



$95.0M Estimate



- Manufactures and sells lithium ion (Li) remote power for a variety of mobile device manufacturers including Apple, Motorola and RIM
    - Products generate 4-7 times more power than the original battery's capacity
    - Established brand name with distribution throughout China
    - Customer base includes provincial and nationwide electronic stores and mobile phone kiosks including **China Unicom**

- Anytone®'s product line was approved by Apple's "Made for…" in 2010

  

- Can quickly develop, design and market new products meeting consumer demands
    - Over 50 patents and strong R&D capabilities
    - Launches 1-2 new products per month

Product Lines

For Cell Phones

For Digital Cameras Camcorders

Solar Energy Rechargers

For Laptops











Products for Apple Mobile Devices

  

  

  

Anytone Distribution Model and Pricing



- Designed and manufactured in Shenzhen, China, the center of the consumer electronics market in China

- Products are shipped to more than 20 distributors in 28 provinces in China

- Distributors sell to a variety of retail points including chain retailers, kiosks and cellular retail shops

- Anytone® retail pricing is positioned in the mid-high price point range

 # New Power® Li-Ion Battery Packs

  

- New Power is an assembler of battery packs for use in portable electronics, cell phones, MP3 Players, digital cameras and remote computing devices

- Dedicated assembly line based in Shenzhen produces 18-20 million battery packs a year

- The current facility is operating at 70% capacity

- R&D and manufacturing expertise meet electronic manufactures strict requirements

- Customers for New Power include mobile device manufactures in China



Battery Components

  

- E'Jenie is the longest standing manufacturing segment of New Energy, founded in 2002 and manufactures components for all types of Li-Ion batteries manufactured in China

- Unfinished battery cells require caps and shells to house the battery pack

- Customers for E'Jenie products include major battery assemblers including New Power

SHENZHEN KIM FAI SOLAR

Acquired in November of 2010

  

- Commercial, residential and consumer solar energy and battery systems including "on-the-go" solar-powered battery chargers

- Kim Fai 2011 Guidance is $24.0 million in revenues and $5.0 million in net income

- Synergies by combining Kim Fai into existing operations, distribution channels, leveraging research and development efforts and further reducing certain operating expenses

- Kim Fai management is left in place and equity based acquisition ensures alignment of growth goals

Experienced Management Team

- **Weihe Yu, Chairman**
  - Appointed Chairman in December 2009 following acquisition of Anytone
  - Co-founder of Anytone Technology Co., Ltd.,
  - Served as general manager of Shenzhen Four Images Industrial Co., which manufactures protection circuits for lithium ion batteries

- **Nian Chen, CEO**
  - Promoted to CEO in May 2010
  - Previously a vice president of Anytone division and a co-founder of Anytone
  - Responsibilities at Anytone included oversight of research and development, engineering, production and quality control
  - Served for more than five years as vice president of Shenzhen Vogue Industries Co., Ltd., a manufacturer of portable electronics

- **Junfeng Chen, CFO**
  - Appointed CFO in August 2009
  - Joined New Energy Systems Group in 2005 and served as CFO of the Company's wholly-owned subsidiary Shenzhen E'Jenie Science and Technology Co., Ltd.
  - Majored in Accounting and graduated from Wuhan University in China

- **Ken Lin, VP of Investor Relations**
  - Appointed VP of Investor Relations on in May of 2009
  - Worked as an associate for China US Venture Capital Group in venture capital, corporate finance and M&A
  - MBA from Indiana University, South Bend and BBA from Chinese Culture University, Taiwan.

Strong Total and Organic Revenue Growth

- Total revenue growth is 355% to $72.2 million; up from $ 15.9 million in 2009
- Proforma revenue growth for the new business segments was 53%



Adjusted Net Income

- Adjusted net income increased 264.2% year-over-year in 9M 2010
- Adjusted net income guidance is of $18.0 is conservative with adjusted earnings per share are $1.40 for the 2010.



Adjusted Net Income Breakdown

(in millions)	Year Ended	Three Months Ended		Nine Months Ended	
	Dec. 31, 2009	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010
Net income	$5.84	$2.01	$4.27	$3.86	$11.62
Amortization	$0.28	$0.02	$0.70	$0.07	$2.10
Non-Cash Stock Compensation	$0.25	-	$0.17	-	$0.51
GAAP EPS	**$0.82**	**$0.32**	**$0.34**	**$0.62**	**$0.92**
Adjusted Net Income	**$6.36**	**$2.04**	**$5.14**	**$3.93**	**$14.23**
Adjusted EPS (diluted shares)	*$0.89*	*$0.33*	*$0.41*	*$0.63*	*$1.13*

Summary Income Statement

For the Fiscal Period Ended	9 months September 30 -2010 USD'000	9 months September 30 -2009 USD'000	Change
Revenue	**$72,218**	**$15,858**	**+355 %**
Cost Of Goods Sold	52,432	11,098	
Gross Profit	**19,978**	**4,760**	**+315 %**
Gross Profit Margins	*27.4%*	*30.0%*	
SG&A	4,688	393	
Income before Income Taxes	15,168	4,301	
Income Tax Expense	3,545	445	
Net Income	**11,623**	**3,856**	**+201 %**
Earnings per share	**$0.92**	**$0.62**	**+48 %**
Adjusted *Net Income	**14,291**	**3,925**	**+264%**
Adjusted EPS (Based on 12.6 F/D Shares)	**$1.13**	**$0.63**	**+79%**

Summary Balance Sheet

	September 30, 2010 USD'000 $ Unaudited	December 31, 2009 USD'000 $ Audited
ASSETS		
Current Assets		
Cash	$8,898	$3,651
Accounts Receivable	18,775	9,776
Inventories	2,052	502
Due from Shareholders	267	262
TOTAL CURRENT ASSETS	**30,094**	**17,664**
Property, Plant and Equipment	895	700
Goodwill	33,010	19,776
Intangibles	20,695	15,772
TOTAL ASSETS	**80,137**	**53,380**
LIABILITIES AND STOCKHOLDERS EQUITY		
Current Liabilities		
Accounts Payable	$9,437	$9,095
Income Taxes Payable	2,148	762
Loan to related party	537	527
TOTAL CURRENT LIABILITIES	**16,121**	**10,385**
Deferred Tax Liability	3,998	3,001
Total Stockholders Equity	64,016	39,993
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**80,137**	**53,380**

Summary Cash Flow

	September 30-2010 USD $'000 Unaudited	September 30-2009 USD $'000 Unaudited
Net Income	**11,662**	**3,858**
Depreciation Expense	2,278	232
Deferred Tax Liability	(405)	-
Deferred Compensation Expense	506	
Accounts receivables	(5,834)	938
Inventory	(1,275)	549
Prepaid Expense and other receivables	548	549
Accounts Payable	2,686	(846)
Taxes Payable	1,291	(38)
Net cash provided by operating activities:	**11,489**	**4,691**
Net cash used in investing activities	**(10)**	**-**
Net cash provided by (used in) financing activities	**(6,336)**	**(2,195)**
Effect of foreign exchange rate changes	132	(11)
Net increase (decrease) in cash and cash equivalents	**5,246**	**2,484**
Cash and cash equivalents at beginning of year	**3,651**	**6,969**
Cash and cash equivalents at end of year	**8,898**	**9,453**

Growth Strategies

1. Continually develop and introduce new products in step with market demand

2. Expand Anytone®'s higher margin, branded product line

3. Integrate and capitalize on Kim Fai's solar products

4. Grow market share in current markets

5. Develop export markets

Contact Us....



NEW ENERGY

SYSTEMS GROUP

COMPANY

Ken Lin, VP of Investor Relations – US Based
New Energy Systems Group
Tel: US + 1-917-573-0302
Email: ken@newenergysystemsgroup.com
Web: www.newenergysystemsgroup.com

INVESTOR RELATIONS

John Mattio, SVP
HC International, Inc.
Tel: US +1-203-616-5144
Email: john.mattio@hcinternational.net
Web: www.hcinternational.net

LEGAL

Gregory Sichenzia
Sichenzia Ross Friedman Ference LLP
Tel: US + 1-212-398-1207
Email: gsichenzia@srff.com
Web: www.srff.com

AUDITOR

Ahmed Mohidin, Partner
Goldman Parks Kurland Mohidin
Tel: US + 1-818-784-9000
Email: ahmed@gpkmllp.com